THE RESERVE PETROLEUM COMPANY
6801 Broadway Extension     Suite 300
Oklahoma City, Oklahoma 73116-9092

                    September 25, 2012

Via EDGAR and Electronic Mail Delivery (hillerk@SEC.GOV)

Karl Hiller, Branch Chief
Office of Natural Resources
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Reserve Petroleum Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 28, 2012
SEC File No. 0-08157

Dear Mr. Hiller:

This letter is the response of The Reserve Petroleum (the “Company”, “we” or “our”), to the comment letter dated September 11, 2012 (the “Comment Letter”) received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011, as filed on March 28, 2012 (the “Form 10-K”).

For your convenience, our response is prefaced by the exact text of the Staff’s sole comment in bold, italicized text.  Any page reference is keyed to the Form 10-K submitted in electronic form on EDGAR as indicated in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Unaudited Supplemental Financial Information, page 31

1.
We note you engaged an independent consulting reservoir engineer to review the reserve calculations of your engineer.  Please obtain and file a report from the independent engineer as an exhibit to your Form 10-K with all of the information prescribed in Item 1202(a)(8) of Regulation S-K.  You may refer to Section 154.03 of the Compliance and Disclosure Interpretations for additional guidance on this matter.

Response:

We engaged RCADKINS, LLC, an independent consulting reservoir engineer, to review the reserve calculations of our engineer for ten properties comprising approximately 50% of the future net cash flow of our proved working interests oil and gas reserves.  On September 25, 2012, we filed the report of RCADKINS, LLC as Exhibit 99 to Amendment No. 1 to the Form 10-K (Form 10-K/A) with all of the information prescribed in Item 1202(a)(8) of Regulation S-K.

As requested in the Comment Letter and on behalf of the Company, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/  James L. Tyler

James L. Tyler
2nd Vice President
(Principal Financial Officer)